Schedule 13D
CUSIP No. Y2685T131

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

Genco Shipping and Trading Limited

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y2685T131

(CUSIP Number)

David B. Charnin, Esq.
Strategic Value Partners, LLC
100 West Putnam Avenue
Greenwich, CT 06830
(203) 618-3500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 15, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. Y2685T131

1	NAMES OF REPORTING PERSONS Strategic Value Partners, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,165,428 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,165,428 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,165,428 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.5% (2)
14d	TYPE OF REPORTING PERSON OO

(1) Consists of (i) 2,582,443 shares beneficially owned by Strategic Value Partners, LLC as the investment manager of Strategic Value Master Fund, Ltd. and (ii) 2,286,459 shares beneficially owned by SVP Special Situations III LLC as the investment manager of Strategic Value Special Situations Master Fund III, L.P., 649,859 shares beneficially owned by SVP Special Situations III-A LLC as the investment manager of Strategic Value Opportunities Fund, L.P. and 2,646,667 shares beneficially owned by SVP Special Situations II LLC as the investment manager of Strategic Value Special Situations Master Fund II, L.P., all of which may also be deemed to be beneficially owned by Strategic Value Partners, LLC as the managing member of each such investment manager entity.

(2) Based on 41,801,753 shares of Common Stock outstanding as of November 4, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2020.

Schedule 13D
CUSIP No. Y2685T131

1	NAMES OF REPORTING PERSONS SVP Special Situations III LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,286,459
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,286,459
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,286,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5% (1)
14	TYPE OF REPORTING PERSON OO

(1) Based on 41,801,753 shares of Common Stock outstanding as of November 4, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2020.

Schedule 13D
CUSIP No. Y2685T131

1	NAMES OF REPORTING PERSONS SVP Special Situations III-A LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 649,859
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 649,859
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 649,859
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6% (1)
14	TYPE OF REPORTING PERSON OO

(1) Based on 41,801,753 shares of Common Stock outstanding as of November 4, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2020.

Schedule 13D
CUSIP No. Y2685T131

1	NAMES OF REPORTING PERSONS SVP Special Situations II LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,646,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,646,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,646,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3% (1)
14	TYPE OF REPORTING PERSON OO

(1) Based on 41,801,753 shares of Common Stock outstanding as of November 4, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2020.

Schedule 13D
CUSIP No. Y2685T131

1	NAMES OF REPORTING PERSONS Victor Khosla I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,165,428 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,165,428 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,165,428 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.5% (2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of (i) 2,582,443 shares beneficially owned by Strategic Value Partners, LLC as the investment manager of Strategic Value Master Fund, Ltd. and (ii) 2,286,459 shares beneficially owned by SVP Special Situations III LLC as the investment manager of Strategic Value Special Situations Master Fund III, L.P., 649,859 shares beneficially owned by SVP Special Situations III-A LLC as the investment manager of Strategic Value Opportunities Fund, L.P. and 2,646,667 shares beneficially owned by SVP Special Situations II LLC as the investment manager of Strategic Value Special Situations Master Fund II, L.P., all of which may also be deemed to  be beneficially owned by Strategic Value Partners, LLC as the managing member of each such investment manager entity, and which is indirectly majority owned and controlled by the Reporting Person.

(2) Based on 41,803,753 shares of Common Stock outstanding as of November 4, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2020.

Schedule 13D

CUSIP No. Y2685T131

AMENDMENT NO. 13 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on behalf of the Reporting Persons with respect to the Common Stock of the Issuer on July 22, 2015, Amendment No. 1 thereto filed on November 12, 2015, Amendment No. 2 thereto filed on February 18, 2016, Amendment No. 3 thereto filed on May 13, 2016, Amendment No. 4 thereto filed on June 8, 2016, Amendment No. 5 thereto filed on June 30, 2016, Amendment No. 6 thereto filed on October 6, 2016, Amendment No. 7 thereto filed on October 13, 2016, Amendment No. 8 thereto filed on October 27, 2016, Amendment No. 9 thereto filed on October 31, 2016, Amendment No. 10 thereto filed on November 16, 2016, Amendment No. 11 thereto filed on December 21, 2016, Amendment No. 12 thereto filed on January 6, 2017, Amendment No. 13 thereto filed on March 29, 2018, Amendment No. 14 thereto filed on April 9, 2018, and Amendment No. 15 thereto filed on November 18, 2019 (as so amended, the “Schedule13D”). Terms defined in the Schedule 13D are used herein as so defined.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented with the following:

On December 15, 2020, Christoph Majeske resigned from the board of directors of the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of its Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may take additional actions with respect to their investment in the Issuer. These actions include changing their current investment purpose and/or, from time to time, (i) acquiring or causing affiliates to acquire additional shares of Common Stock in open market transactions, in privately negotiated transactions or through other methods; (ii) disposing or causing affiliates to dispose of some or all of the shares of Common Stock in open market transactions, in privately negotiated transactions or through other methods; or (iii) continuing to hold or causing affiliates to hold the shares of Common Stock (or any derivative thereof). The Reporting Persons have recently become less constructive on their investment in the securities of the Issuer, and depending on the factors noted above and any other factor(s) they deem relevant, may seek to dispose of some or all of such securities. The Reporting Persons may also engage in discussions with the Issuer’s management, members of its board of directors, stockholders and other relevant parties or take other actions concerning the Issuer’s operations, capital expenditures, financings, capital structure, and the composition of the Issuer’s board of directors, including nominating one or more directors to the board, and any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Schedule 13D

CUSIP No. Y2685T131

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2020

STRATEGIC VALUE PARTNERS, LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Chief Financial Officer

SVP SPECIAL SITUATIONS II LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Chief Financial Officer

SVP SPECIAL SITUATIONS III LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Chief Financial Officer

SVP SPECIAL SITUATIONS III-A LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Chief Financial Officer

/s/ Victor Khosla
Victor Khosla